Duo World, Inc.

170 S. Green Valley Parkway, Suite 300

Henderson, Nevada 89012

June 28, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Kathleen Collins
Accounting Branch Chief

Re:	Duo World, Inc.
Registration Statement on Form S-1
Filed on May 19, 2016
File No. 333-211460

Dear Ms. Collins:

This letter is in response to your letter dated June 1, 2016 (“Letter”), related to the above referenced filing.

We are filing herewith Amendment No. 1 to our Form S-1, which includes financial statements that are compliant with Rule 8-08 of Regulation S-X. In addition, we have updated our disclosures in the Prospectus Summary, Description of Business, MD & A, and elsewhere.

Please address any further comments and questions related to our amended filing to our attorney, David E. Wise, Esq., whose contact information is set forth below:

Law Offices of David E. Wise, P.C.

The Colonnade

9901 IH-10 West, Suite 800

San Antonio, Texas 78230

(210)558-2858

wiselaw@verizon.net

Sincerely,

Duo World, Inc.

By:	/s/ Muhunthan Canagasooryam
Muhunthan Canagasooryam
President